Exhibit 4

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 6, 2014 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2013. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section of this document or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

2013 HIGHLIGHTS

•	The Company completed a takeover of Rockgate Capital Corp. (“Rockgate”) by acquiring 89.7% of the outstanding shares of Rockgate by December 31, 2013 and the remaining 10.3% on January 17, 2014. This takeover added $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding Rockgate’s Falea project located in Mali and 100% interests in other properties located in Mali and Niger.

•	The Company completed 54,840 metres of diamond drilling, and performed geophysical surveying and linecutting on 18 properties in the Athabasca Basin.

•	The Company reported several high grade intersections at the Phoenix deposit on the Wheeler River property including WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Mineralization was also intersected over a strike length of 330 metres at the recently discovered 489 Zone.

•	The Company granted Strateco Resources Inc. (“Strateco”) the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin of Saskatchewan.

•	The Company’s earnings were negatively impacted by a $47.1 million impairment charge taken against the Company’s Mutanga project located in Zambia and the Company’s Riou Lake project located in Canada.

•	The Company closed a CAD$15.0 million ($14.4 million) private placement of common shares issued on a “flow-through” basis, which will fund its Canadian exploration programs through to the end of 2014.

•	Denison completed the acquisition (“Fission Arrangement”) of Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint arrangements in Namibia. Denison completed a mineral resource estimate for the J Zone deposit at the Waterbury Lake project in accordance with the requirements of National Instrument 43-101 (“NI 43-101”). The J Zone mineral resource, on a 100% basis, is estimated to be 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8. All of the mineral resource is classified as indicated and reported above a cutoff grade of 0.1% U3O8.

•	Denison closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) which increased Denison’s partial interests in five exploration properties to 100%, and added seven exploration properties to Denison’s property portfolio in Saskatchewan.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties, including an interest in a uranium milling facility, in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful exploration programs and corporate development activities to position the Company as a top-tier Athabasca Basin focused uranium industry investment.

URANIUM INDUSTRY INFORMATION

The impact of the Fukushima Daichii nuclear incident continues to be felt as reactors in Japan remain shut down. Nuclear power capacity, however, is projected to grow while uranium production continues to be below annual demand resulting in continued depletion of remaining inventories and secondary supplies. Current uranium prices have resulted in the shutdown of some operations and the delay of several uranium projects. Prices must increase to support the development of new mines that will be required to meet existing demand and projected increases in future demand.

Uranium Demand

According to the International Energy Agency’s World Energy Outlook 2013, world electricity generation is projected to increase on average by 2.2% per year from 19,005 terawatt-hours in 2011 to 32,150 terawatt-hours in 2035. Non-OECD countries account for the bulk of incremental electricity demand, led by China (36%), India (13%), Southeast Asia (8%) and the Middle East (6%). Nuclear power is projected to maintain a 12% share of electricity generation, which represents a downward revision from previous projections due to policy changes in a few countries, such as Germany and Switzerland, the Fukushima Daiichi incident, and competitive pressures from natural gas in North America.

The World Nuclear Association reports that there are 434 nuclear reactors operable in 30 countries as of February 1, 2014. These reactors can generate 374.3 gigawatts of electricity and supply approximately 11% of the world’s electrical requirements. Of greater significance, 70 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China, Russia, India, South Korea and the United States which have a total of 54 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 243 reactors that are either under construction, or planned around the world. By comparison, prior to the Fukushima incident, in February 2011, there were only 218 reactors under construction or planned.

China, in particular, has a very aggressive new build program underway. China currently has 20 reactors in operation producing approximately 17.0 gigawatts. There are 28 reactors under construction representing an additional 31.6 gigawatts, all of which are anticipated to be in operation by mid-2018. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia, which plans to build up to 16 reactors, and the United Arab Emirates, with two reactors under construction and contracts for two additional reactors. UxCo has estimated in its Q4 Outlook that, by 2030, there will be 615 nuclear reactors in operation worldwide in 40 countries, supplying 597 gigawatts. UxCo also estimated in its Q4 Outlook that uranium demand will grow from 171.1 million pounds of U3O8 in 2013 to 275.0 million pounds in 2030.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970’s, as well as government inventories, were being drawn down, primary mine production accounted for approximately 50% of demand. A number of new mines have been brought into production in Kazakhstan and Africa over the last five years. From 2008 to 2013, annual production in Kazakhstan has more than doubled from 22.1 million pounds U3O8 to 58.0 million pounds. Reduction in demand coupled with increased primary production results in current primary production accounting for approximately 89% of demand. With the restart of Japanese reactors, the projected increases in demand from new reactor construction, dwindling secondary supplies and depletion of current uranium resources, more mines will be required.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

As a result of the current low uranium prices, several uranium development projects have been delayed and some current production sources have been shut down. UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 153.7 million pounds in 2013 to 202.9 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to continue to be Kazakhstan, which is projected to increase production by about 9% between 2013 and 2020. In order to reach estimated primary uranium supply levels, in addition to Kazakhstan, a number of new mines will need to be developed and brought into production. Cigar Lake in Canada is projected to begin production in 2014, and Husab in Namibia, which is being built by a Chinese utility as a source of captive supply, is projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support the higher cost production profile of these projects and the significant capital expenditures that will be required.

Secondary Uranium Supply

Primary mine production currently supplies approximately 89% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, enricher uranium sales and inventories held by governments, in particular, the U.S. Department of Energy. By far, the most significant of the secondary supplies has been the 18 to 24 million pounds per year that was provided from the High Enriched Uranium (“HEU”) down blending program of Russian nuclear warheads to commercial nuclear fuel. The HEU program ended at the end of November, 2013. The HEU program has resulted in the downblending of 500 MTU of HEU from dismantled nuclear warheads.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the Japanese nuclear fleet, commercial inventories could become more of a factor. A larger source of secondary supplies is government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from 2013 levels of 52.4 million pounds per year to 35.0 million pounds per year in 2014 and continue to decline to 29.2 million pounds per year by 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have sufficient domestic uranium supplies to fuel their own nuclear power reactors. The electric utilities in those countries must secure their required uranium supply by entering into medium and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and production cost profile. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including governments and other utilities holding excess inventory.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that utilities have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary. Uncovered demand is projected to increase significantly over the period of 2015 to 2018, which should result in increased contract activity late 2014 and into 2015.

Historically, spot prices are more volatile than long-term prices. The spot price began 2013 at $43.50 per pound U3O8 and trended lower throughout the year, ending 2013 at $34.50 per pound U3O8.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The long-term price is set on a monthly basis and began the year at $56.00 per pound U3O8. It rose to $57.00 per pound at the end of April, declined to $55.00 at the end of June and then dropped to $50.00 per pound, where it remained through to the end of 2013.

Competition

Uranium demand is international in scope but supply is characterized by a relatively small number of companies operating in only a few countries. Five producers produced approximately 67% of the estimated world production in 2013 and about 73% of the world’s production came from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan is the largest producer, producing approximately 38% of the total primary production in 2013.

SELECTED ANNUAL FINANCIAL INFORMATION

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated its prior year presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

	Year Ended
(in thousands, except for per share amounts)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Results of Operations:
Total revenues from continuing operations	$10,407	$11,127	$25,796
Net income (loss) from continuing operations	(83,835)	(25,471)	(24,552)
Net income (loss) from discontinued operations	—	(92,493)	(46,317)
Basic and diluted earnings (loss) per share from continuing operations	(0.19)	(0.07)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.24)	(0.12)

(in thousands)	As at Dec. 31, 2013	As at Dec. 31, 2012	As at Dec. 31, 2011
Financial Position:
Cash and cash equivalents	$21,786	$38,188	$53,515
Short term investments	10,040	—	—
Long-term investments	5,901	2,843	522

Cash, equivalents and investments	37,727	41,031	54,037
Working capital	29,391	35,298	93,516
Property, plant and equipment	281,010	247,888	367,370
Total assets	330,969	300,356	504,486
Total long-term liabilities	$41,283	$28,630	$38,391

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2013	2013	2013	2013
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1
Total revenues from continuing operations	$2,413	$2,801	$2,902	$2,291
Net income (loss) from continuing operations	(30,459)	(45,477)	(2,430)	(5,469)
Basic and diluted earnings (loss) per share from continuing operations	(0.06)	(0.10)	(0.01)	(0.01)

	2012	2012	2012	2012
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1
Total revenues from continuing operations	$2,596	$2,496	$2,431	$3,604
Net income (loss) from continuing operations	(4,605)	(9,651)	(1,699)	(9,516)
Net income (loss) from discontinued operations	155	188	(50,361)	(42,475)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.03)	(0.01)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	(0.13)	(0.11)

RESULTS OF OPERATIONS

Revenues

•	Services and Other

Revenue from DES for the three months and year ended December 31, 2013 was $2,013,000 and $8,763,000 compared to $2,211,000 and $9,456,000 in the same periods in 2012. Revenue decreased in 2013 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with UPC for the three months and year ended December 31, 2013 was $400,000 and $1,644,000 compared to $385,000 and $1,671,000 in the same periods in 2012.

Operating Expenses

•	Mining

Canada

Commissioning of the McClean Lake mill began in the second quarter of 2013 to prepare for processing of Cigar Lake ore. The Cigar Lake joint venture (“CLJV”) continues to pay nearly all of the expenses under the terms of the toll milling agreement. Denison’s share of operating costs for the three months and year ended December 31, 2013 totaled $209,000 and $958,000 compared to $1,194,000 and $3,359,000 for the three months and year ended December 31, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program.

Mali

The Company incurred operating expenses of $431,000, during the fourth quarter of 2013 towards completion of engineering studies, metallurgical test work and to maintain field operations on the recently acquired Falea uranium, silver and copper project.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

•	Services and Other

Operating expenses include costs relating to DES amounting to $1,921,000 and $8,077,000 for the three months and year ended December 31, 2013 compared to $2,165,000 and $9,243,000 for the same periods in 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development on 63 projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia, comprising an aggregate of 1,203,000 hectares. While the Company has material interests in uranium projects in Asia and Africa, its primary focus (43 projects, 584,000 hectares) remains in the Eastern Athabasca Basin, Canada.

Denison’s Projects in the Athabasca Basin

Exploration expenditures for the three months and year ended December 31, 2013 were $1,621,000 and $13,682,000 compared to $1,823,000 and $12,508,000 for the same periods in 2012. The increase in expenditures for the year ended December 31, 2013 is primarily due to increased spending on the Canadian properties offset by reduced spending on the Zambian and Mongolian properties.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

•	Canada

Denison’s share of exploration spending on its Canadian properties totaled $1,245,000 and $12,019,000 for the three months and year ended December 31, 2013 compared to $701,000 and $5,725,000 for the same periods in 2012.

Exploration programs undertaken during the year ended December 31, 2013 included:

Property	Ownership	Activity
Wheeler River	60% Denison	Drilling (25,650 metres)
Geophysical surveys
Bachman Lake	80% Denison (1)	Drilling (2,170 metres)
Bell Lake	100% Denison	Geophysical surveys
Crawford Lake	100% Denison	Drilling (780 metres)
Gumboot	100% Denison	Drilling (3,060 metres)
Hatchet Lake	50% Denison	Drilling (2,370 metres)
Johnston Lake	100% Denison	Drilling (2,080 metres)
Geophysical surveys
McClean Lake	22.5% Denison	Drilling (4,110 metres)
Moon Lake	56.8% Denison	Drilling (1,350 metres)
Moore Lake	100% Denison	Drilling (5,110 metres)
Geophysical surveys
Murphy Lake	50% Denison	Geophysical surveys
Packrat	100% Denison	Drilling (1,190 metres)
Perpete Lake	100% Denison	Geophysical surveys
Russell Lake	37.8% Denison	Drilling (1,010 metres)
South Dufferin	100% Denison	Drilling (1,270 metres)
Stevenson River	100% Denison	Geophysical surveys
Waterbury Lake	60% Denison	Drilling (2,350 metres)
Geophysical surveys
Wolly	22.5% Denison	Drilling (2,340 metres)

(1)	International Enexco Limited earned a 20% interest in the Bachman Lake project by funding the initial CAD$500,000 of the drill program.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Wheeler River

A total of 25,650 metres was completed in 50 drill holes during the year at Wheeler River. Drilling highlights are summarized in the table and discussion below:

Wheeler River 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-496	Phoenix Zone A	407.5	415.5	8.0	20.0
WR-498	Phoenix Zone A	404.1	412.6	8.5	10.9
WR-499	Phoenix Zone A	405.5	413.5	8.0	7.3
WR-501	Phoenix Zone A	406.0	409.0	3.0	13.5 eU3O8[1]
and	Phoenix Zone A	411.0	412.0	1.0	3.0 eU3O8[1]
and	Phoenix Zone A	424.0	429.0	5.0	0.5
WR-523	Phoenix Zone A	405.2	406.2	1.0	0.1 eU3O8[1]
and	Phoenix Zone A	412.0	415.0	3.0	0.1
WR-525	Phoenix Zone A	400.5	412.5	12.0	43.8
WR-527	Phoenix Zone A	403.5	405.2	1.7	16.4 eU3O8[1]
WR-528	Phoenix Zone A	403.7	406.8	3.1	13.0 eU3O8[1]
WR-533	Phoenix Zone A	405.0	411.0	6.0	1.8
WR-534	Phoenix Zone A	406.5	412.0	5.5	6.8
WR-535	Phoenix Zone A	400.0	408.5	8.5	7.8
and	Phoenix Zone A	413.0	415.0	2.0	0.6
WR-489	489 Zone	387.3	392.8	5.5	0.1
WR-511A	489 Zone	375.5	377.0	1.5	0.5 eU3O8[1]
and	489 Zone	378.3	379.3	1.0	0.2 eU3O8[1]
and	489 Zone	387.8	388.9	1.1	0.2 eU3O8[1]
WR-518	489 Zone	411.0	414.0	3.0	0.4

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Winter Exploration Program

A total of 14,580 metres of exploration and infill drilling was completed in 27 holes. Sixteen of the drill holes were completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REa area) on the Wheeler River property. The highlight of the winter program was the discovery of new unconformity related uranium mineralization at the 489 Zone. Located approximately 2.1 kilometres northeast of the Phoenix deposits, the 489 Zone straddles the sub-Athabasca unconformity at a vertical depth of 380 metres below surface. The rock types, alteration and structure are similar to the Phoenix deposits. Mineralization was intersected on both drill hole fences completed during the winter program, which were about 65 metres apart.

On the other four exploration target areas, encouraging geochemistry and alteration was observed at Phoenix North, and the K Zone. No significant mineralization, alteration or geochemistry was observed at the 232 and REa areas. Another five drill holes explored for basement mineralization proximal to the north end of the Phoenix Zone A deposit. Although no significant mineralization was intersected, this area remains open for further testing.

The remainder of the winter program included four infill drill holes completed in the Phoenix Zone A deposit where high-grade uranium mineralization was intersected in all four drill holes.

Summer Exploration Program

A total of 11,070 metres of drilling was completed in 23 holes. At the Phoenix deposit, eight drill holes were completed in the summer program at Zone A to evaluate the potential for extensions of high grade mineralization beyond the limits of the high grade domain established for the December 2012 mineral resource estimate. Five of these drill holes encountered higher grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend higher grade mineralization are warranted. Areas to be targeted include both the western and eastern margins of Phoenix Zone A.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Ten drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Only drill hole WR-518 returned significant mineralization, and it extended the strike length of known mineralization at the 489 Zone to 330 metres. However, the alteration system and structural setting in the basement continues beyond the area drilled and will be followed up in future drill programs.

Additionally, four drill holes were completed in the Phoenix North area and one was completed at the REa area. No significant mineralization was encountered in these drill holes. Faulted graphitic pelitic rocks with significant sandstone alteration and anomalous geochemistry continue to be observed in the Phoenix North area, and drill targets remain there.

Other Properties

Bachman Lake, Crawford Lake and Moon Lake – Drilling of six holes at Bachman Lake, Crawford Lake and Moon Lake was conducted as a combined program due to the close proximity of the properties. Significant alternation and structure in the sandstone and basement was observed at Bachman Lake and Crawford Lake, but not at Moon Lake. International Enexco Limited funded the Bachman Lake drilling and, as a result, earned a 20% interest in that property.

Johnston Lake, Gumboot – Since Gumboot is adjacent to the Johnston Lake project, the summer program was conducted as a combined program. DC-resistivity geophysical surveying was completed and was followed up with a six hole drilling campaign. Weakly elevated radioactivity was encountered at Johnston Lake associated with alteration and structure adjacent to the unconformity.

Hatchet Lake – A total of 2,370 metres of exploration drilling was completed in 13 drill holes. Uranium mineralization was intersected at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.45% U3O8 over 2.3 metres beginning at 124.0 metres down the drill hole. Further drilling is required to follow up on these results.

Wolly and McClean Lake – At the AREVA Resources Canada Inc. (“AREVA”) operated Wolly and McClean Lake projects, a total of 6,450 metres of exploration drilling was completed in 34 drill holes. No significant mineralization was intersected.

Moore Lake – A total of 5,110 metres of exploration drilling was completed in 12 drill holes. While no significant mineralization was intersected, several target areas require further exploration and Moore Lake remains a high priority property. Geophysical surveying was completed following the drill campaign.

Packrat – A six hole diamond drilling program on structural/geophysical targets at the Packrat property was completed. Weakly elevated radioactivity was encountered in basement rocks associated with alteration and faulting in two of the drill holes. Geochemical analyses confirm that the radioactivity is due to uranium. The highest value was 0.16% U3O8 over 0.3 metres in drill hole PR-13-06.

South Dufferin – Ten short diamond drill holes were completed on geophysical targets at this property located along the south rim of the Athabasca basin. No significant mineralization was intersected, although several shear zones in the basement rocks were encountered that confirm the presence of the Dufferin Lake fault system through the property.

Waterbury Lake – Linecutting and geophysical (DC-resistivity) surveying was completed along trend northwest of the J Zone uranium deposit at Waterbury Lake. An initial interpretation suggests that the area has geophysical features that are analogous to the J Zone and Midwest deposits. A six hole diamond drilling program was completed to follow up on the results. Significant alteration and structure in both the sandstone and basement was observed in some of the drill holes.

In the third quarter of 2013, Denison filed a technical report for the mineral resource estimate for the newly acquired J Zone deposit at the 60% owned Waterbury Lake project, in accordance with the requirements of NI 43-101. The report estimates, on a 100% basis, indicated resources of 291,000 tonnes grading 2.00% U3O8, containing 12,810,000 pounds of U3O8 above a cutoff grade of 0.1% U3O8.

Geophysical surveys were also completed on Bell Lake, Murphy Lake, and Stevenson River.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company signed an option agreement with Strateco in December 2013 whereby Denison granted Strateco the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin. Jasper Lake consists of 18 mineral claims totalling 45,271 hectares along the eastern margin of the Athabasca Basin and is an amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge.

•	Zambia

Exploration expenditures of $270,000 and $1,066,000 for the three months and year ended December 31, 2013 were incurred on the Company’s Mutanga project in Zambia compared to $1,097,000 and $3,627,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs were completed during the year with several anomalies identified that are worthy of follow-up programs. A 1,900 line-kilometre helicopter-borne electromagnetic geophysical survey was also completed and successfully mapped key rock types and faults on the property. In comparison, the Company completed 18,160 metres of exploration drilling at Mutanga East, Dibwe North and the Dibwe-Mutanga corridor in 2012.

As a result of a review by the Ontario Securities Commission, a restated technical report for mineral resource estimates for the Mutanga project was completed in the third quarter of 2013, combining the Mutanga, Dibwe, and Dibwe East deposits into a single resource estimate, in accordance with NI 43-101. The combined resource estimate includes measured and indicated resources of 10,280,000 tonnes grading 0.034% U3O8 containing 7,800,000 pounds of U3O8 and inferred resources of 65,200,000 tonnes grading 0.029% U3O8 containing 41,400,000 pounds of U3O8.

•	Mali

Minimal exploration expenditures of $39,000 were spent on Falea in 2013 after acquiring the property. The Company carried out a detailed review of the project and is planning a 2014 program consisting of soil geochemical surveying, radon sampling programs and airborne geophysical surveys.

•	Namibia

A program of diamond drilling was completed by joint venture partner Rio Tinto Mining and Exploration Limited (“Rio”) on the Dome property in October and November, 2013. The program consisted of 2,330 metres in seven drill holes at two areas targeting leucogranite (alaskite) hosted uranium mineralization. Two of the drill holes encountered substantial thicknesses of leucogranite with local weak uranium mineralization. Down hole spectrometer probe results indicate that the maximum grade of uranium in the intersections is approximately 250 ppm eU3O8.

On March 4, 2014, Rio issued notice to the Company that it intends to terminate its option to earn an interest in the Dome project in Namibia. Rio discontinued activities at the site at the end of February 2014. Given Rio’s decision, the Company is evaluating potential work plans.

•	Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $59,000 and $550,000 for the three months and year ended December 31, 2013 compared to $25,000 and $3,156,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licences to mining licences. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in 2012.

The Company has started exploring strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

General and Administrative

General and administrative expenses totaled $2,250,000 for the three months and $8,167,000 for the year ended December 31, 2013 compared with $3,731,000 for the three months and $10,475,000 for the year ended December 31, 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decrease in general and administrative expenditures in the year ended December 31, 2013 is largely due to decreases in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

Impairment – Mineral Properties

In light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa, and in conjunction with regular reviews of exploration and development plans for its projects, the Company completed an impairment test on its Mutanga project in Zambia. Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $46,165,000 in the year ended December 31, 2013.

In February 2014, the Company released its land holdings related to the Riou Lake property in Saskatchewan which was acquired as part of the Fission Arrangement. The Company has recognized impairment charges of $934,000 as a result of the abandonment of this property.

Other Income and Expenses

Other income (expense) totaled $2,345,000 and ($529,000) for the three months and year ended December 31, 2013 compared with ($1,457,000) and ($2,676,000) for the same periods in 2012. The decrease in other expenses for the year ended December 31, 2013 is primarily due to a $1,212,000 gain from the sale of the overriding royalty on an oil property in Italy and $2,543,000 in reduced foreign exchange losses, offset by $1,851,000 in increased losses on equity investment fair value adjustments.

Income Tax Recovery and Expense

Income tax recovery (expense) totaled ($18,586,000) and ($15,422,000) for the three months and year ended December 31, 2013, compared with $1,372,000 and $3,895,000 for the same periods in 2012. The decrease in the income tax recovery for the year ended December 31, 2013 is primarily due to the impact of a recent change in legislation, partially offset by the recognition of certain previously unrecognized tax assets. During the three months ended December 31, 2013, the Company recorded a one-time non-cash deferred income tax expense of $18,410,000 as a result of the substantive enactment of changes to the Crown Mineral Royalty Regulations (“Regulations”) in Saskatchewan. The changes in the Regulations give effect to a new uranium mining royalty system. A component of the new royalty system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under the new system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years. As a result, the new royalty system gave rise to a significant deferred tax liability and deferred tax expense. The previous royalty system was not accounted for as an income-based tax. Also during 2013, the Company recorded a deferred tax recovery of $1,727,000 to recognize certain previously unrecognized Canadian tax assets as a result of the renunciation of certain tax benefits to shareholders, pursuant to the Company’s CAD$7,005,000 flow-through share issuance in October 2012.

Discontinued Operations

On June 29, 2012, EFR acquired the Company’s U.S. Mining Division in exchange for consideration equal to 425,440,872 common shares of EFR (“EFR Share Consideration”). Immediately following the close of this transaction, the Company reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital.

As a result of the transaction with EFR (“EFR Transaction”), Denison accounted for its U.S. Mining Division as a discontinued operation.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $21,786,000 at December 31, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $16,402,000 was due primarily to cash used in operations of $21,143,000, cash used in investing activities of $7,878,000, and an unfavourable foreign exchange impact of $1,328,000, offset by cash provided by financing activities of $13,947,000.

Net cash used in operating activities was $21,143,000 during the year ended December 31, 2013, primarily driven by exploration expenditures, operating expenses and general and administrative expenses, offset by changes in working capital items.

Net cash used in investing activities was $7,878,000 consisting primarily of $5,762,000 spent in connection with the JNR, Fission and Rockgate transactions and $2,262,000 spent on property, plant and equipment expenditures.

Net cash from financing activities totaled $13,947,000, primarily due to the issuance of common shares for a May 2013 “flow-through” share offering, net of issue costs.

On January 31, 2014, the Company entered into a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to $150,000,000. The Credit Facility terminates on January 31, 2015.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. Letters of credit issued under the Credit Facility are subject to a fee of 2.0% per annum and the balance is subject to a standby fee of 0.75%.

TRANSACTIONS WITH RELATED PARTIES

•	Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2013	2012	2013	2012
Revenue
Management fees	$400	$385	$1,644	$1,671

At December 31, 2013, accounts receivable includes $148,000 (2012—$143,000) due from UPC with respect to the fees indicated above.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

•	Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

As at December 31, 2013, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.1%.

•	Other

During 2013, the Company has incurred investor relations, administrative service fees, and other expenses of $188,000 (2012: $75,000) with a company owned by the Chairman of the Company, and having a common President. At December 31, 2013, an amount of $nil (December 31, 2012: $nil) was due to this company.

During 2013, the Company has incurred fees of $1,634,000 (2012: $299,000) with a law firm where a director of the Company is a partner at the firm. At December 31, 2013, an amount of $82,000 (December 31, 2012: $285,000) is due to this law firm.

During 2013, the Company has incurred fees of $47,000 (2012: $52,000) for air chartered services from a company owned by the Chairman of the Company. At December 31, 2013, an amount of $nil (December 31, 2012: $nil) is due to this company.

•	Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2013	2012	2013	2012
Salaries and short-term employee benefits	$390	$452	$1,630	$1,614
Share-based compensation	130	362	577	1,127
Termination benefits	—	867	—	867

Key management personnel compensation	$520	$1,681	$2,207	$3,608

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

FINANCIAL INSTRUMENTS

			December 31	December 31,
	Financial	Fair	2013	2012
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets:
Cash and equivalents	Category D		$21,786	$38,188
Trade and other receivables	Category D		4,148	2,638
Investments
Equity instruments	Category A	Level 1	1,106	2,332
Equity instruments	Category B	Level 1	17	511
Debt instruments	Category A	Level 1	14,818	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,299	2,254

			$44,174	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E		7,992	4,878
Debt obligations	Category E		97	229

			$8,089	$5,107

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and equivalents, debt instruments and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. Denison’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, where the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities, if required.

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other income (expense) of ($1,328,000) for the year ended December 31, 2013 compared to $523,000 for the year ended December 31, 2012.

The Company’s investments designated as available for sale have resulted in unrealized gains (losses) recognized in accumulated other comprehensive income of $286,000 for the year ended December 31, 2013 compared to $34,000 for the year ended December 31, 2012. Additionally, investment impairments on these investments were recorded under other income (expenses) totaling ($39,000) for the year ended December 31, 2013 compared to ($64,000) for the year ended December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At March 6, 2014, there were 484,710,231 common shares issued and outstanding, 8,026,023 stock options outstanding and 1,059,675 warrants outstanding for a total of 493,795,929 common shares on a fully-diluted basis.

OUTLOOK FOR 2014

In 2014, the Company is planning an expanded exploration program in the Athabasca Basin, continued work on its African portfolio and the first receipt of toll milling revenue from the processing of Cigar Lake ore at its 22.5% owned McClean Lake mill facility. The 2014 budget has been revised to reflect a drop in revenue due to the reduction in the guidance for Cigar Lake production and an associated lower uranium sales volume generated from McClean Lake ores milled in 2014.

(in thousands)	Revised Budget (1)
Canada (2)
Mineral sales	$1,155
Toll milling fees	850
Exploration	(14,276)
Development/operations	(1,564)

(13,835)
Africa
Mali	(2,000)
Zambia	(1,830)

(3,830)
Asia
Mongolia	(962)
Services and Other (2)
Management fees and commissions	1,996
Environmental services	604
Corporate general and administration	(4,433)

(1,833)

Total	$(20,460)

(1)	Only Denison’s material operations are shown in the above table.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95.

Canada

Exploration

Denison will manage or participate in a total of 19 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$21.2 million of which Denison’s share is CAD$15.0 million.

At Denison’s 60% owned Wheeler River project, a 27,600 metre winter and summer drill program is planned along with geophysical surveys at a total cost of CAD$8.0 million (Denison’s share, CAD$4.8 million). Drill targets at Wheeler River include extensions of high grade mineralization at the Phoenix deposit and follow up drilling on the 489 Zone, Phoenix North and on the K Zone. The K Zone is a 12 kilometre long corridor of faulted metasediments with highly elevated trace element geochemistry and substantial hydrothermal alteration along the western side of the property. To date, the Company has completed over half of the 28 planned drill holes for the Wheeler River winter drill program.

In addition, the Company has completed winter drill programs at Moore Lake (4,100 metres), Hatchet Lake (2,030 metres), and Park Creek (1,910 metres) and has drill programs planned for Bell Lake (5,000 metres), Crawford Lake (3,550 metres), Bachman Lake (3,050 metres), Waterbury Lake (2,700 metres), Wolly (4,000 metres) and McClean

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Lake (2,700 metres). Wolly and McClean Lake are operated by AREVA and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the Johnston Lake, Candle, Murphy Lake, Packrat, Black Bear, Marten, Lynx Lake and Wolverine properties.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 capacity is being fully funded by the Cigar Lake joint venture and is well underway. First ore from the Cigar Lake mine is anticipated to be delivered to the mill in the first quarter and processing of ores from the McClean Lake SABRE program and from Sue B, blended with Cigar Lake ore, is scheduled to begin mid-2014. Denison’s share of operating and capital expenditures at the mill in 2014 is estimated at CAD$1.1 million. Denison’s expenditures are expected to be offset by revenue from the sale of approximately 30,000 pounds U3O8, recovered from McClean Lake ores processed at the mill, and from toll milling fees. Total revenue from operations is projected at CAD$1.9 to 2.4 million.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by in 2014. Total expenditures on these projects is budgeted at CAD$0.9 million (Denison’s share, CAD$212,000). While significant milestones were achieved by the McClean joint venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. As a result, SABRE expenditures are expected to be reduced in 2014 to CAD$650,000 (Denison’s share, CAD$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out further geological mapping, geochemical and trenching programs to follow up on the results of the work completed in 2013. The Zambian program is estimated to total $1.8 million.

On its wholly owned Falea project in Mali, the Company is planning to carry out geological field programs and metallurgical test work. The Mali program is estimated to total $2.0 million.

In Mongolia, the 2014 expenditures are estimated to total $1.0 million.

Other Activities

Revenue from operations at DES is budgeted at CAD$7.0 million and operating expenses are forecast to be CAD$6.3 million for 2014. Capital expenditures and reclamation funding are projected to be CAD$0.7 million.

Management fees from Denison’s contract with UPC are budgeted at CAD$2.1 million in 2014.

Corporate administration expenses are forecast to be CAD$4.6 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 does not include the operations of Rockgate. Rockgate’s assets represented approximately 8% of the book value of the consolidated total assets for the Company at December 31, 2013. Under guidelines established by the SEC, companies are permitted to exclude the operation of controls in recently acquired entities from their assessment of internal control over financial reporting during the first year after an acquisition while the target company is integrated into the Company’s control environment.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource and the suitability of the resources to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

(a)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

(b)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31 “Interests in Joint Ventures” and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 “Investments in Associates and Joint Ventures”.

The Company has reviewed its joint arrangements and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its existing joint arrangements. New interests in joint arrangements acquired or entered into during the current year have been accounted for in accordance with IFRS 11.

(c)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

(d)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes new guidance on fair value measurement and related disclosure requirements and clarifies that the measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.

The adoption of IFRS 13 by the Company did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments; however, the adoption of this standard has resulted in additional disclosure about the fair value of financial instruments that are measured on a recurring basis.

(e)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company reviewed its accounting policy for post-employment benefits that it followed in 2012 and concluded that under IAS 19 it would no longer be able to amortize the experience gains associated with its post-employment benefits. In addition, the unamortized experience gain previously reported as a component of the post-employment benefit liability would need to be reclassified to accumulated other comprehensive income (“AOCI”), net of tax.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to reflect the unamortized experience gain portion of its post-employment liability as a component of AOCI. Any experience gain amortization amounts previously recorded within operating expenses in the statement of operations have been reversed.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2014:

(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

(b)	International Accounting Standard 36, Consolidated Financial Statements (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has not evaluated the impact of adopting this additional disclosure.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has the following contractual obligations at December 31, 2013:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Debt Obligations	$97	$55	$42	$—	$—
Operating lease and other obligations	$687	$369	$301	$17	$—

In connection with the EFR Transaction, Denison remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The mill and mine reclamation estimates at December 31, 2013 are $12,208,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements. The Company has posted letters of credit and trust funds as security for these liabilities. At December 31, 2013, the amount of these restricted cash and investments and letters of credit collateralizing the Company’s reclamation obligations was $11,417,000.

ENVIRONMENTAL RESPONSIBILITY

The Company is committed to the operation of its facilities that puts the safety of its workers, its contractors, its community, the environment and the principles of sustainable development above all else. The Company is committed to the following principles:

•	It will build and operate its facilities in compliance with all applicable laws and regulations of the jurisdictions in which it operates;

•	It will adopt and adhere to standards that are protective of both human health and the environment at all of its facilities;

•	It will establish goals and objectives that would encourage the ongoing development of a sound program of sustainability in the communities that it operates in; and

•	It will keep radiation, health and safety hazards and environmental risks as low as reasonably achievable.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise that are not currently foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the takeover of Rockgate, the Fission Arrangement, the JNR Arrangement and the EFR Transaction. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties and could adversely impact the Company and the price of its common shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury, GSJV and Mutanga and Dibwe projects are Denison’s future sources of uranium concentrates. Unless no other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for Denison’s securities does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on these operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, AREVA is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. AREVA, as the operator, is responsible for all dealings with unionized employees. AREVA may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint arrangements and is undertaking uranium exploration and development programs in Mongolia, Mali, Namibia, Niger and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia, Mali, Namibia, Niger and Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint arrangements, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint arrangement partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

DENISON MINES CORP.

Management’s Discussion and Analysis

Year Ended December 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders.

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.